DGAP-Ad-hoc: AIXTRON SE / Key word(s): Takeover
GCI to launch offer for AIXTRON SE

23.05.2016 / 07:44
Dissemination of an Ad hoc announcement according to § 15 WpHG.
The issuer is solely responsible for the content of this announcement.

Ad Hoc Announcement as per § 15 WpHG

GCI to launch offer for AIXTRON SE

Herzogenrath, Germany, May 23, 2016 - AIXTRON SE (FSE: AIXA; NASDAQ: AIXG) ("AIXTRON") and Grand Chip Investment GmbH ("Grand Chip Investment"), a 100% indirect subsidiary of Fujian Grand Chip Investment Fund LP ("FGC"), have today entered into an agreement to take over AIXTRON. Fujian Grand Chip Investment Fund LP is a Chinese investment fund; 51% of which is held by the Chinese business man Zhendong Liu and 49% by Xiamen Bohao Investment Ltd.

Pursuant to the agreement, Grand Chip Investment has today announced its decision to launch a voluntary public takeover offer to acquire all of the outstanding ordinary shares of AIXTRON SE, including all ordinary shares represented by AIXTRON ADS. Under the terms of the agreement, AIXTRON shareholders will be offered 6.00 Euros in cash per each ordinary share. The transaction values AIXTRON's equity, including net cash, at approximately 670 million Euros and reflects a 50.7% premium to the threemonth volume weighted average share price prior to announcement. The offer shall be subject to certain closing conditions, including regulatory approvals and a minimum acceptance threshold of 60% of all of AIXTRON's outstanding shares.

The agreement sets out the purpose and the principal terms of the transaction with FGC and the future strategy. FGC intends to support AIXTRON's strategy going forward. R&D competency and AIXTRON's existing technology shall be maintained at the existing technology centers. FGC has also agreed that AIXTRON shall further strengthen its technology and IP Portfolio, which shall remain vested with AIXTRON, including in Germany. AIXTRON's existing global set up will be maintained and expanded with AIXTRON's three technology hubs in Herzogenrath (Germany), Cambridge (UK) and Sunnyvale (USA). Further international technology hubs may be established. AIXTRON's legal domicile and headquarters shall remain in Herzogenrath, Germany.

In the event the takeover is successful, Martin Goetzeler is to remain CEO of AIXTRON and Dr. Bernd Schulte is to remain in his function as COO. Following a successful closing of the transaction it is anticipated that Grand Chip Investment will nominate four candidates to the six-member Supervisory Board.

About AIXTRON
AIXTRON SE is a leading provider of deposition equipment to the semiconductor industry. The Company was founded in 1983 and is headquartered in Herzogenrath (near Aachen), Germany, with subsidiaries and sales offices in Asia, United States and in Europe. AIXTRON's technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signaling and lighting as well as a range of other leadingedge technologies.

Our registered trademarks: AIXACT(R), AIXTRON(R), Atomic Level SolutionS(R), Close Coupled Showerhead(R), CRIUS(R), Gas Foil Rotation(R), OVPD(R), Planetary Reactor(R), PVPD(R), TriJet(R), Optacap(TM) For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

Contact:
Guido Pickert
Investor Relations & Konzernkommunikation T: +49 (2407) 9030-444
F: +49 (2407) 9030-445
invest@aixtron.com

23.05.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.dgap.de

Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Phone:	+49 (2407) 9030-0
Fax:	+49 (2407) 9030-40
E-mail:	invest@aixtron.com
Internet:	www.aixtron.com
ISIN:	DE000A0WMPJ6, US0096061041
WKN:	A0WMPJ, A0D82P
Indices:	TecDAX
Listed:	Regulated Market in Frankfurt (Prime Standard); Regulated Unofficial Market in Berlin, Dusseldorf, Munich, Stuttgart; Terminbörse EUREX; Nasdaq

End of News DGAP News Service

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